FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of _____January_____, 20_04_

Commission File Number ___0-29382_____

_____Minefinders Corporation Ltd._____
(Translation of registrant's name into English)

_____Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada_____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

**MINEFINDERS
CORPORATION LTD.**

Listed on the TSE symbol: MFL
Traded on AMEX symbol: MFN

Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Fax (604) 687-6267
website: www.minefinders.com

NEWS RELEASE

January 13, 2004

Minefinders Updates Dolores Drilling and Feasibility Study

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the "Company") (TSE: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report additional results from the Company's successful 2003 delineation drilling program on its 100% owned Dolores gold and silver property, located in northern Chihuahua State, Mexico, and update progress on the final Dolores feasibility study

Recent Drilling

The Company has now completed more than 110 holes, totaling 59,384 meters, of delineation drilling at Dolores in the most recent program, commenced in June 2002. (Total drilling on the Dolores project, from the discovery hole in 1996 through December 2003, now stands at 510 holes, totaling more than 113,284 meters.) Data from this most recent drill program are now being incorporated into a new Dolores resource model, which will update a previously-reported (by News Release dated June 5, 2003) **measured and indicated** resource of 84.8 million tonnes, containing 2.33 million ounces of gold and 116.2 million ounces of silver, and additional **inferred** resource of 39.5 million tonnes, containing 1.1 million ounces of gold and 39.75 million ounces of silver. The new resource calculation will be reflected in the final Dolores feasibility study, presently underway and expected to be completed shortly.

Drilling during the current program has been directed to fill in gaps in the database and advance inferred mineralization into the measured and indicated categories. Recently completed drilling, directed to extend high-grade ore shoots to depth beneath the open-pit minable resource, continues to be successful. Additional deep high-grade intercepts include: **drill hole D03-260**, which cut 6.7 meters averaging 10.92 g/t (0.318 oz/t) gold, and 135.7 g/t (3.96 oz/t) silver; **drill hole D03-266**, with numerous intercepts, including several deep intercepts, 13.97 g/t gold and 48.2 g/t silver over 4 meters, 15.35 g/t (0.448 oz/t) gold and 22.6 g/t (0.66 oz/t) silver over 10 meters and 8.76 g/t gold over 1.5 meters; **drill hole D03-269** cut a wide zone (94 meters), averaging 1.27 g/t gold, which extends significantly below the previously-reported, Pincock, Allen & Holt (PAH), audited resource model of 2002 (see Company website for section map) and which includes 2 meters grading 9.92 g/t gold at 434 meters down hole. Table 1, attached, highlights some of the recent deep drill holes and Table 2 highlights additional drill holes from other portions of the deposit. One of these holes, **D03-280**, was a horizontal hole directed to fill a gap in the data at the top of the Dolores deposit, and the

90 meter intercept, averaging 1.15 g/t gold and 105.7 g/t silver, cuts across the system at shallow depths of only 10 to 30 meters.

High-grade ore shoots have been intercepted throughout the Dolores deposit, with good continuity, extending from the surface to more than 600 meters total depth and 200 meters below the previously-announced block modeled resource. Additional deep drilling will be required to demonstrate an economically viable underground orebody, but, based on the drilling completed thus far, the potential for an underground resource is excellent. Following completion of the open pit feasibility study, a scoping study will be undertaken to evaluate the potential of developing and mining underground concurrently with the open pit operation, thereby moving some of the deeper mineralization into the early years of the mine life and increasing the overall production.

An inferred underground resource has been estimated by the Company, using higher-grade drilling results and projecting these results in a polygonal model below the present open pit block model. Based on these assumptions and the limited deep drill results completed thus far, a potential underground resource for the main feeder structures at Dolores could add approximately 500,000 tonnes of ore (4 meters x 50 meters x 1000 meters, total combined strike length), containing more than 100,000 ounces of gold for each additional 50 meters in depth below the open pit. Projecting these results for 250 meters down dip implies potential for an additional resource of more than 500,000 ounces of gold. Some additional deep drilling is planned from the surface, and, with continued success, an underground decline will be put in to fully evaluate the underground resource potential.

Drilling on step out and new targets on the Dolores property will restart the third week of January, using three diamond core rigs. This drilling will also include oriented core and large diameter core (PQ) for additional engineering and metallurgical studies, and condemnation drilling for facility sites, tailings dam, leach pads and waste dumps.

Feasibility Studies

Outside engineering consultants have been working on the Dolores feasibility study since February 2003. McClelland Labs, Hazen Research Inc. and SGS Lakefield Research Ltd., are conducting final metallurgical studies. Lakefield has been conducting flotation test work since October to confirm initial results achieved by McClelland Labs last summer. The final metallurgical results will be reported when completed, but, based on the work done to date, flotation is expected to increase significantly overall recoveries, especially of silver.

Golder Associates have completed initial rock mechanic and pit slope stability studies for the pit design and tailings dam, leach pad, stockpiles and plant site facilities, and their results will be incorporated into the final feasibility study.

Roscoe Postle Associates Inc. will provide input to and complete the final audit of the mineral resource estimate for the Dolores deposit. Drill results are still being added to the data base, so updated resource estimates are anticipated before signing-off on the final feasibility resource model.

M3 Engineering & Technology Corp. has been working on the feasibility study since February 2003, as the lead engineering firm for all aspects, including design, development and capital cost estimates. This work will continue, as the Company advances the Dolores deposit to development in 2004.

Final environmental surveys and preparation of the Environmental Impact Study (EIS) were initiated in November and are expected to be completed in the second quarter of 2004.

Infrastructure Improvements

Infrastructure improvements began at Dolores in 2003, with the completion of a six-kilometer long bypass road, which provides unrestricted access around the mine site. This road was completed at a minimal cost and will connect the proposed north-south access route to Dolores with the old, east-west route from Madera. The new north-south road has been surveyed and will provide a superior route for supporting the mine and should lower significantly road improvement costs. Construction of the new road will begin the first quarter of 2004.

All drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the site for assay by ALS-Chemex Labs of Vancouver, B.C. and Inspectorate Labs of Reno, Nevada. Blanks and standards are inserted into the sample stream for quality control and a second sample split is maintained on site for check assay and metallurgical testing. Diamond drilling is being conducted by Major Drilling and the reverse-circulation drilling is by Dateline Drilling. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at
Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Table 1. Select deep drill hole results from Dolores delineation drilling program

Drill hole	From	To	Width		Gold		Silver		Gold-Eq. Grade*	
	meters	meters	meters	feet	g/t	oz/t	g/t	oz/t	g/t	oz/t
D03-250	231.0	241.2	**10.2**	33.5	**10.86**	0.317	**351.4**	10.25	**16.18**	0.472
and	408.0	492.7	**84.7**	277.9	**1.34**	0.039	**17.6**	0.51	**1.61**	0.047
including	427.0	431.0	**4.0**	13.1	**3.58**	0.104	**94.5**	2.76	**5.01**	0.146
including	468.0	480.0	**12.0**	39.4	**3.46**	0.101	**13.1**	0.38	**3.66**	0.107
D03-260	310.0	331.0	**21.0**	68.9	**3.25**	0.095	**35.0**	1.02	**3.78**	0.110
including	312.0	320.0	**8.0**	26.3	**4.93**	0.144	**23.2**	0.68	**5.28**	0.154
including	325.0	331.0	**6.0**	19.7	**3.63**	0.106	**75.3**	2.20	**4.77**	0.139
and	394.0	425.0	**31.0**	101.7	**2.91**	0.085	**38.3**	1.12	**3.49**	0.102
including	394.0	400.7	**6.7**	22.0	**10.92**	0.318	**135.7**	3.96	**12.98**	0.379
D03-266	77.5	90.0	**12.5**	41.0	**1.24**	0.036	**24.1**	0.70	**1.61**	0.047
and	209.5	218.0	**8.5**	27.9	**1.02**	0.030	**26.5**	0.77	**1.42**	0.041
and	244.0	251.0	**7.0**	23.0	**3.23**	0.094	**87.3**	2.55	**4.55**	0.133
and	266.5	409.4	**142.9**	468.9	**3.07**	0.090	**21.1**	0.62	**3.39**	0.099
including	283.0	309.0	**26.0**	85.3	**4.21**	0.123	**66.2**	1.93	**5.21**	0.152
including	317.0	321.0	**4.0**	13.1	**13.97**	0.407	**48.2**	1.41	**14.70**	0.429
including	334.0	344.0	**10.0**	32.8	**15.35**	0.448	**22.6**	0.66	**15.69**	0.458
including	405.0	406.5	**1.5**	4.9	**8.76**	0.255	**9.2**	0.27	**8.90**	0.260
D03- 269	291.0	293.0	**2.0**	6.6	**4.17**	0.122	**363.0**	10.59	**9.67**	0.282
and	342.0	436.0	**94.0**	308.4	**1.27**	0.037	**6.5**	0.19	**1.37**	0.040
including	434.0	436.0	**2.0**	6.6	**9.92**	0.289	**3.0**	0.09	**9.97**	0.291
D03-273	144.0	152.0	**8.0**	26.2	**2.45**	0.071	**225.1**	6.57	**5.86**	0.171
and	306.0	314.0	**8.0**	26.2	**1.90**	0.055	**5.5**	0.16	**1.98**	0.058
including	310.0	312.0	**2.0**	6.6	**6.03**	0.176	**7.3**	0.21	**6.14**	0.179
and	322.0	332.0	**10.0**	32.8	**1.03**	0.030	**17.0**	0.50	**1.29**	0.038
and	340.0	368.0	**28.0**	91.9	**1.91**	0.056	**22.7**	0.66	**2.25**	0.066
including	356.2	362.0	**5.8**	19.0	**5.32**	0.155	**30.8**	0.90	**5.79**	0.169
and	507.5	518.3	**10.8**	35.4	**1.15**	0.034	**4.2**	0.122	**1.21**	0.035
and	547.0	552.0	**5.0**	16.4	**1.82**	0.053	**6.8**	0.198	**1.92**	0.056
and	556.5	558.0	**1.5**	4.9	**4.69**	0.137	**2.9**	0.08	**4.73**	0.138
D03-274	239.0	245.0	**6.0**	19.7	**1.48**	0.043	**212.4**	6.19	**4.70**	0.137
and	404.0	412.0	**8.0**	26.2	**4.82**	0.141	**116.4**	3.39	**6.58**	0.192
and	416.0	418.0	**2.0**	6.6	**7.15**	0.209	**112.0**	3.27	**8.85**	0.258

*Gold-Equivalent Grades are based on a 66:1 ratio representing prices of $ 400/oz gold and $ 6/oz silver

Table 2, Additional representative drill results Dolores delineation drilling program

Drill hole	From meters	To meters	Width meters	Width feet	Gold g/t	Gold oz/t	Silver g/t	Silver oz/t	Gold-Eq. Grade* g/t	Gold-Eq. Grade* oz/t
D03-251	161.0	172.0	**11.0**	36.1	**1.08**	0.031	**14.7**	0.43	**1.30**	0.038
and	175.0	176.4	**1.4**	4.6	**3.53**	0.103	**148.0**	4.32	**5.77**	0.168
and	222.0	248.0	**26.0**	85.3	**1.22**	0.036	**6.4**	0.19	**1.32**	0.038
including	224.0	232.0	**8.0**	26.2	**2.49**	0.073	**10.6**	0.31	**2.65**	0.077
D03-254	86.0	99.5	**13.5**	44.3	**6.85**	0.20	**58.3**	1.70	**7.73**	0.226
including	90.0	92.0	**2.0**	6.6	**43.49**	1.27	**101.0**	2.95	**45.02**	1.31
D03-257	51.0	71.0	**20.0**	65.6	**1.41**	0.041	**21.3**	0.62	**1.73**	0.050
including	67.0	69.0	**2.0**	6.6	**11.02**	0.321	**17.1**	0.50	**11.28**	0.329
and	198.0	247.5	**49.5**	162.4	**1.29**	0.038	**50.4**	1.47	**2.05**	0.060
including	218.0	222.0	**4.0**	13.1	**4.18**	0.122	**75.5**	2.20	**5.32**	0.155
D03-259	57.0	63.0	**6.0**	19.7	**1.13**	0.033	**80.0**	2,33	**2.34**	0.068
and	95.0	115.0	**20.0**	65.6	**0.92**	0.027	**89.1**	2.60	**2.27**	0.066
and	158.0	191.2	**33.2**	108.9	**0.81**	0.024	**147.2**	4.29	**3.04**	0.089
including	169.9	180.0	**10.1**	33.1	**1.01**	0.029	**300.1**	8.75	**5.56**	0.162
D03-261	5.0	26.0	**21.0**	68.9	**3.83**	0.112	**8.2**	0.34	**3.95**	0.115
including	7.0	13.0	**6.0**	19.7	**12.68**	0.370	**10.1**	0.29	**12.83**	0.374
D03-267	24.0	109.0	**85.0**	278.9	**0.83**	0.024	**21.2**	0.62	**1.15**	0.034
including	54.0	62.0	**8.0**	26.2	**1.86**	0.054	**64.8**	1.89	**2.84**	0.083
and	75.0	87.0	**12.0**	39.4	**1.52**	0.044	**29.7**	0.87	**1.97**	0.057
D03-278	20.7	27.0	**6.3**	20.7	**2.55**	0.074	**75.1**	2.19	**3.69**	0.108
and	53.0	59.0	**6.0**	19.7	**33.22**	0.969	**124.3**	3.63	**35.10**	1.024
and	101.0	146.0	**45.0**	147.6	**0.99**	0.029	**63.8**	1.86	**1.96**	0.057
including	120.0	125.0	**5.0**	16.4	**5.03**	0.147	**152.2**	4.44	**7.34**	0.214
D03-279	446.0	519.0	**73.0**	239.5	**1.53**	0.045	**13.7**	0.40	**1.74**	0.051
including	466.0	468.0	**2.0**	6.6	**10.14**	0.296	**36.6**	1.07	**10.69**	0.312
and	487.0	491.0	**4.0**	13.1	**6.21**	0.181	**13.1**	0.38	**6.41**	0.187
D03-280	81.0	171.0	**90.0**	295.3	**1.15**	0.034	**105.7**	3.08	**2.75**	0.080
including	81.0	87.0	**6.0**	19.7	**6.07**	0.177	**365.2**	10.65	**11.60**	0.338
and	159.0	169.0	**10.0**	32.8	**3.64**	0.106	**371.7**	10.84	**9.27**	0.270

*Gold-Equivalent Grades are based on a 66:1 ratio representing prices of $ 400/oz gold and $ 6/oz silver

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.
(Registrant)

Date   January 13, 2004   By: /S/
                                       (Print) Name: Paul C. MacNeill
                                       Title: Director